P15000050944

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900272964189

06/12/15--01001--002   **490.00



OFFICE USE ONLY

CORPORATION NAME(S) & DOCUMENT NUMBER(S) (if known):

1. **NOVA SMART SOLUTIONS INC.**
   (Corporation Name)   (Document #)

E-mail address: **FLORIDAANNUALREPORTS@AMERILAWYER.COM**

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NEW FILINGS	
	Profit
	NonProfit
	Limited Liability
	Domestication
	Other

AMENDMENTS	
	Amendment
	Resignation of R.A., Officer/Director
	Change of Registered Agent
	Dissolution/Withdrawal
	Merger

OTHER FILINGS	
	Annual Report
	Fictitious Name
	Name Reservation

REGISTRATION/ QUALIFICATION	
	Foreign
	Limited Partnership
	Reinstatement
	Trademark
	Other

Examiner's Initials	

ARTICLES OF INCORPORATION

OF

NOVA SMART SOLUTIONS INC.

The undersigned subscriber to these Articles of Incorporation is a natural person competent to contract and hereby form a Corporation for profit under Chapter 607 of the Florida Statutes.

ARTICLE 1 - NAME

The name of the Corporation is **NOVA SMART SOLUTIONS INC.**, (hereinafter, "Corporation").

ARTICLE 2 - PURPOSE OF CORPORATION

The Corporation shall engage in any activity or business permitted under the laws of the United States and of the State of Florida.

ARTICLE 3 - PRINCIPAL OFFICE

The address of the principal office of this Corporation is 6790 Collins Avenue, Miami Beach, Florida 33141 and the mailing address is the same.

ARTICLE 4 - INCORPORATOR

The name and street address of the incorporator of this Corporation is:

Elsie Sanchez
1840 Southwest 22nd Street, 4th Floor
Miami, Florida 33145

ARTICLE 5 - OFFICERS

The officers of the Corporation shall be:

President: Sergio Camero Blanco
Vice-President: Sergio Camero Blanco
Secretary: Sergio Camero Blanco
Treasurer: Sergio Camero Blanco

whose mailing addresses shall be the same as the principal office of the Corporation.



SPIEGEL & UTRERA, P.A.
L A W Y E R S
www.amerilawyer®.com
1840 CORAL WAY, 4TH FLOOR, MIAMI, FL 33145 - (305) 854-6000 - (800) 603-3900 - FACSIMILE (305) 860-2076
MAILING ADDRESS - POST OFFICE BOX 450605, MIAMI, FL 33245-0605

ARTICLE 6 - DIRECTOR(S)

The Director(s) of the Corporation shall be:

Sergio Camero Blanco

whose mailing addresses shall be the same as the principal office of the Corporation.

ARTICLE 7 - CORPORATE CAPITALIZATION

7.1   The maximum number of shares that this Corporation is authorized to have outstanding at any time is **EIGHT HUNDRED MILLION (800,000,000)** shares of common stock, each share having the par value of **$.0001**.

7.2   All holders of shares of common stock shall be identical with each other in every respect and the holders of common shares shall be entitled to have unlimited voting rights on all shares and be entitled to one vote for each share on all matters on which Shareholders have the right to vote.

7.3   All holders of shares of common stock, upon the dissolution of the Corporation, shall be entitled to receive the net assets of the Corporation.

7.4   No holder of shares of stock of any class shall have any preemptive right to subscribe to or purchase any additional shares of any class, or any bonds or convertible securities of any nature; provided, however, that the Board of Director(s) may, in authorizing the issuance of shares of stock of any class, confer any preemptive right that the Board of Director(s) may deem advisable in connection with such issuance.

7.5   The Board of Director(s) of the Corporation may authorize the issuance from time to time of shares of its stock of any class, whether now or hereafter authorized, or securities convertible into shares of its stock of any class, whether now or hereafter authorized, for such consideration as the Board of Director(s) may deem advisable, subject to such restrictions or limitations, if any, as may be set forth in the bylaws of the Corporation.

7.6   The Board of Director(s) of the Corporation may, by Restated Articles of Incorporation, classify or reclassify any unissued stock from time to time by setting or changing the preferences, conversions or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or term or conditions of redemption of the stock.



SPIEGEL & UTRERA, P.A.

L A W Y E R S

www.amerilawyer®.com

1840 CORAL WAY, 4TH FLOOR, MIAMI, FL 33145 - (305) 854-6000 - (800) 603-3900 - FACSIMILE (305) 860-2076
MAILING ADDRESS - POST OFFICE BOX 450605, MIAMI, FL 33245-0605

ARTICLE 8 - SHAREHOLDERS' RESTRICTIVE AGREEMENT

All of the shares of stock of this Corporation may be subject to a Shareholders' Restrictive Agreement containing numerous restrictions on the rights of shareholders of the Corporation and transferability of the shares of stock of the Corporation. A copy of the Shareholders' Restrictive Agreement, if any, is on file at the principal office of the Corporation.

ARTICLE 9 - POWERS OF CORPORATION

The Corporation shall have the same powers as an individual to do all things necessary or convenient to carry out its business and affairs, subject to any limitations or restrictions imposed by applicable law or these Articles of Incorporation.

ARTICLE 10 - TERM OF EXISTENCE

This Corporation shall have perpetual existence.

ARTICLE 11 - REGISTERED OWNER(S)

The Corporation, to the extent permitted by law, shall be entitled to treat the person in whose name any share or right is registered on the books of the Corporation as the owner thereto, for all purposes, and except as may be agreed in writing by the Corporation, the Corporation shall not be bound to recognize any equitable or other claim to, or interest in, such share or right on the part of any other person, whether or not the Corporation shall have notice thereof.

ARTICLE 12 - REGISTERED OFFICE AND REGISTERED AGENT

The initial address of registered office of this Corporation is Spiegel & Utrera, P.A., located at 1840 Southwest 22nd Street, 4th Floor, Miami, Florida 33145. The name and address of the registered agent of this Corporation is Spiegel & Utrera, P.A., 1840 Southwest 22nd Street, 4th Floor, Miami, Florida 33145.

SPIEGEL & UTRERA, P.A.
LAWYERS
www.amerilawyer®.com
1840 CORAL WAY, 4TH FLOOR, MIAMI, FL 33145 - (305) 854-6000 - (800) 603-3900 - FACSIMILE (305) 860-2076
MAILING ADDRESS - POST OFFICE BOX 450605, MIAMI, FL 33245-0605

ARTICLE 13 - BYLAWS

The Board of Director(s) of the Corporation shall have power, without the assent or vote of the shareholders, to make, alter, amend or repeal the Bylaws of the Corporation, but the affirmative vote of a number of Directors equal to a majority of the number who would constitute a full Board of Director(s) at the time of such action shall be necessary to take any action for the making, alteration, amendment or repeal of the Bylaws.

ARTICLE 14 - EFFECTIVE DATE

These Articles of Incorporation shall be effective immediately upon approval of the Secretary of State, State of Florida.

ARTICLE 15 - AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, or in any amendment hereto, or to add any provision to these Articles of Incorporation or to any amendment hereto, in any manner now or hereafter prescribed or permitted by the provisions of any applicable statute of the State of Florida, and all rights conferred upon shareholders in these Articles of Incorporation or any amendment hereto are granted subject to this reservation.



SPIEGEL & UTRERA, P.A.

L A W Y E R S

www.amerilawyer®.com

1840 CORAL WAY, 4TH FLOOR, MIAMI, FL 33145 - (305) 854-6000 - (800) 603-3900 - FACSIMILE (305) 860-2076

MAILING ADDRESS - POST OFFICE BOX 450605, MIAMI, FL 33245-0605

IN WITNESS WHEREOF, I have hereunto set my hand and seal, acknowledged and filed the foregoing Articles of Incorporation under the laws of the State of Florida, this _____.

_____
Elsie Sanchez, Incorporator

ACCEPTANCE OF REGISTERED AGENT DESIGNATED IN ARTICLES OF INCORPORATION

Spiegel & Utrera, P.A., having a business office identical with the registered office of the Corporation name above, and having been designated as the Registered Agent in the above and foregoing Articles of Incorporation, is familiar with and accepts the obligations of the position of Registered Agent under the applicable provisions of the Florida Statutes.

Spiegel & Utrera, P.A.

By: _____
Natalia Utrera, Vice President